Exhibit 99.23

Aurinia Pharmaceuticals Inc.

Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of United States (U.S.) dollars)

First quarter ended March 31, 2014

Aurinia Pharmaceuticals Inc.

Consolidated Statements of Financial Position

(Expressed in thousands of U.S. dollars)

	March 31, 2014 $	December 31 2013 $	January 1 2013 $
		(restated-note 3a)	(restated-note 3a)
Assets

Current assets
Cash and cash equivalents (note 5)	43,289	1,821	185
Accounts receivable	100	106	184
Prepaid expenses	138	169	75

	43,527	2,096	444

Non-current assets
Property and equipment	25	37	88
Intangible assets	19,579	20,882	3,031
Prepaid deposit	145	152	—
Investment	—	—	595

Total assets	63,276	23,167	4,158

Liabilities and Shareholders’ Equity (deficit)

Current liabilities
Accounts payable and accrued liabilities	1,436	2,904	1,623
Current portion of deferred revenue	217	228	340
Warrant liability (note 8)	2,834	—	—
Drug supply loan	—	1,318	1,707
Contingent consideration (note 7)	—	1,600	—

	4,487	6,050	3,670

Non-current liabilities
Deferred revenue	1,010	1,114	2,606
Contingent consideration (note 7)	3,158	2,690	—

	8,655	9,854	6,276

Shareholders’ equity (deficit)

Share capital
Common shares (note 8)	257,084	220,908	204,684
Warrants (note 8)	11,886	2,256	417
Contributed surplus	11,372	10,074	9,844
Accumulated other comprehensive loss	(805)	(200)	—
Deficit	(224,916)	(219,725)	(217,063)

Total shareholders’ equity	54,621	13,313	(2,118)

Total liabilities and shareholders’ equity	63,276	23,167	4,158

The accompanying notes are an integral part of these consolidated financial statements.

Aurinia Pharmaceuticals Inc.

Interim Condensed Consolidated Statements of Operations and Comprehensive loss

(Unaudited)

For the three month periods ended March 31, 2014 and 2013

(Expressed in thousands of U.S. dollars, except per share data)

	2014 $	2013 $
		(restated-note 3a)
Revenue
Licensing revenue	30	58
Research and development revenue	25	28
Contract services	12	2

	67	88

Expenses
Research and development	1,040	335
Corporate and administration	2,373	494
Other expense (income) (note 9)	899	(38)
Restructuring costs (note 10)	569	—
Amortization of intangible assets	359	68
Amortization of property and equipment	10	14
Contract services	8	1

	5,258	874

Net loss for the period	(5,191)	(786)

Other comprehensive loss (income)
Item that will not be reclassified subsequently to income (loss)
Translation adjustment	(605)	45
Item that may be reclassified subsequently to income (loss)
Net change in fair value of investment	—	(175)

	(605)	(130)

Comprehensive loss for the period	(5,796)	(916)

Net loss per share (note 11) (expressed in $ per share)
Basic and diluted net loss per common share	(0.24)	(0.20)

The accompanying notes are an integral part of these consolidated financial statements.

Aurinia Pharmaceuticals Inc.

Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

For the three month periods ended March 31, 2014 and 2013

(Expressed in thousands of U.S. dollars)

	Common Shares $	Warrants $	Contributed surplus $	Deficit $	Accumulated Other Comprehensive Loss $	Shareholders’ Equity (deficit) $

Balance – January 1, 2013	204,684	417	9,844	(217,063)	—	(2,118)
Stock-based compensation	—	—	105	—	—	105
Net loss for the period	—	—	—	(786)	—	(786)
Comprehensive loss for the period					(130)	(130)

Balance – March 31, 2013	204,684	417	9,949	(217,849)	(130)	(2,929)

Balance – January 1, 2014	220,908	2,256	10,074	(219,725)	(200)	13,313
Comprehensive loss for the period (note 3a)	—	—	—	—	(605)	(605)
Issue of units (note 8 a)	38,748	10,418	—	—	—	49,166
Share issue costs (note 8 a)	(2,751)	(739)	—	—	—	(3,490)
Exercise of warrants	179	(49)	—	—	—	130
Stock-based compensation	—	—	1,298	—	—	1,298
Net loss for the period	—	—	—	(5,191)	—	(5,191)

Balance – March 31, 2014	257,084	11,886	11,372	(224,916)	(805)	54,621

The accompanying notes are an integral part of these consolidated financial statements.

Aurinia Pharmaceuticals Inc.

Interim Condensed Consolidated Statements of Cash Flow

(Unaudited)

For the three month periods ended March 31, 2014 and 2013

(Expressed in thousands of U.S. dollars)

	2014 $	2013 $
		(restated-note 3a)
Cash flow provided by (used in)

Operating activities
Net loss for the period	(5,191)	(786)
Adjustments for:
Amortization of deferred revenue	(55)	(86)
Amortization of property and equipment	10	14
Amortization of intangible assets	359	68
Amortization of deferred lease inducements	—	(4)
Revaluation of contingent consideration	533	—
Share issue costs allocated to warrant liability	203	—
Stock-based compensation	1,298	105
Gain on disposal of property and equipment	(1)	(66)

	(2,844)	(755)

Net change in other operating assets and liabilities (note 13)	(2,510)	554

Net cash used in operating activities	(5,354)	(201)

Investing activities
Proceeds on disposal of property and equipment	1	66
Patent costs	(1)	(6)

Net cash used in investing activities	—	60

Financing activities
Payment of financing milestone to ILJIN	(1,600)	—
Proceeds from issuance of units	52,000	—
Share issue costs related to issuance of units	(3,693)
Proceeds from exercise of warrants	130	—
Principal payments under capital lease	—	(8)

Net cash generated from financing activities	46,837	(8)

Effect of exchange rate adjustment on cash and cash equivalents	(15)	(3)

Increase (decrease) in cash and cash equivalents	41,468	(152)

Cash and cash equivalents – Beginning of period	1,821	185

Cash and cash equivalents – End of period	43,289	33

The accompanying notes are an integral part of these consolidated financial statements.

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three month periods ended March 31, 2014 and 2013

(amounts in tabular columns expressed in thousands of U.S. dollars)

1.	Corporate information

Aurinia Pharmaceuticals Inc. or the “Company” is a biopharmaceutical company with its registered and administration office located at 5120 – 75 Street, Edmonton, Alberta T6E 6W2. The Company now has its head office located at #1203-4464 Markham Street, Victoria, British Columbia which incorporates clinical, regulatory and business development functions of the Company.

Aurinia Pharmaceuticals Inc. is incorporated pursuant to the Business Corporations Act (Alberta). The Company’s Common Shares are currently listed and traded on the TSX Venture Exchange (“TSXV”) under the symbol “AUP”. The Company’s primary business is the development of a therapeutic drug to treat autoimmune diseases, in particular lupus nephritis, and for the prevention of graft rejection in solid organ transplant patients.

On October 23, 2013 the Company consolidated its outstanding common shares on a 50:1 basis. Accordingly all share and per share references in these financial statements are presented on a post-conversion basis.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Aurinia Pharma Corp. (formerly Aurinia Pharmaceuticals Inc.), Aurinia Pharmaceuticals, Inc. (Delaware incorporated) and Aurinia Pharma Limited (UK incorporated). Aurinia Pharma Corp. has one inactive subsidiary, Aurinia Holdings Corp. (Barbados) which is in the process of being dissolved.

The consolidated financial statements were authorized for issue by the Board of Directors on May 14, 2014.

2.	Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as applicable to interim financial reports including IAS 34, Interim Financial Reporting, and should be read in conjunction with the annual financial statements of the Company for the year ended December 31, 2013 which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”).

3.	Significant accounting policies

(a)	Functional currency and change in presentation currency

Effective January 31, 2014, the Company changed its functional currency from the Canadian dollar (“CDN$”) to the United States dollar (“US$”). The change in functional currency, which has been accounted for prospectively, is to better reflect the Company’s business activities which are primarily denominated in US$ and to improve investors’ ability to compare the Company’s financial results with other publicly traded entities in the biotech industry. In addition, the Company changed its presentation currency to US$ and followed the guidance in IAS 21 The Effects of Changes in Foreign Exchange Rates. Accordingly, the Company has applied the change retrospectively as if the new presentation currency had always been the Company’s presentation currency. In accordance with IAS 21, the financial statements for all years and periods presented have been translated to the US$ presentation currency. For the 2013 comparative balances, assets and liabilities have been translated into US dollars at the rate of exchange prevailing at the reporting date. The statements of comprehensive income (loss) were translated at the average exchange rates for the reporting period, or at the exchange rates prevailing at the date of significant transactions. Exchange differences arising on translation were taken to cumulative translation adjustment in shareholders’ equity. The Company has presented a third statement of financial position as at January 1, 2013 without the related notes except for the disclosure requirements outlined in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. In addition, the Company adopted a policy of not reassessing classification of warrants after initial issuance and therefore there is no effect to previously issued warrants exercisable in CDN$.

(b)	Recent changes in accounting standards

IAS36, Impairment of Assets: IAS36 has been amended to include limited scope amendments to the impairment disclosures. The amendments are effective for the annual period beginning on or after January 1, 2014 and had no significant impact on the Company’s disclosures.

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three month periods ended March 31, 2014 and 2013

(amounts in tabular columns expressed in thousands of U.S. dollars)

Accounting standards and amendments issued but not yet adopted

IFRS 9, Financial Instruments, was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. The effective date of IFRS 9 has been deferred and is currently unknown.

4.	Critical accounting estimates and judgments

Revenue recognition

Management’s assessments related to the recognition of revenues for arrangements containing multiple elements are based on estimates and assumptions. Judgment is necessary to identify separate units of accounting and to allocate related consideration to each separate unit of accounting. Where deferral of upfront payments or license fees is deemed appropriate, subsequent revenue recognition is often determined based upon certain assumptions and estimates, the Company’s continuing involvement in the arrangement, the benefits expected to be derived by the customer and expected patent lives. To the extent that any of the key assumptions or estimates change future operating results could be affected.

Contingent consideration

Contingent consideration is a financial liability recorded at fair value (see note 7). The amount of contingent consideration to be paid is based on the occurrence of future events, such as the achievement of certain development, regulatory and sales milestones. Accordingly, the estimate of fair value contains uncertainties as it involves judgment about the likelihood and timing of achieving these milestones as well as future foreign exchange rates and the discount rate used. Changes in fair value of the contingent consideration obligation result from changes to the assumptions used to estimate the probability of success for each milestone, the anticipated timing of achieving the milestones, and the discount period and rate to be applied. A change in any of these assumptions could produce a different fair value, which could have a material impact to the results from operations.

The key assumptions used by management include the probability of success for each milestone (35% - 70%) and a discount rate change to 10% as at March 31, 2014 from 15% used in 2013 which reflects the Company’s reduced credit risk. If the probability for success were to increase by a factor of 10% for each milestone this would increase the obligation by approximately $316,000 at March 31, 2014. If the probability for success were to decrease by a factor of 10% for each milestone this would decrease the obligation by approximately $316,000 at March 31, 2014. If the discount rate were to increase to 12%, this would decrease the obligation by approximately $245,000. If the discount rate were to decrease to 8%, this would increase the obligation by approximately $274,000.

Fair value of stock options

Determining the fair value of stock options on grant date, including performance based options, requires judgment related to the choice of a pricing model, the estimation of stock price volatility and expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company’s reported operating results, liabilities or other components of shareholders’ equity. The key assumption used by management is the stock price volatility. If the stock price volatility were to increase by a factor of 10% on grant date this would increase stock compensation expense at March 31, 2014 by approximately $72,000. If the stock price volatility were to decrease by a factor of 10% on grant date this would decrease stock compensation expense at March 31, 2014 by approximately $70,000.

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three month periods ended March 31, 2014 and 2013

(amounts in tabular columns expressed in thousands of U.S. dollars)

Fair value of warrants

Determining the fair value of warrants requires judgment related to the choice of a pricing model, the estimation of stock price volatility, expected term of the underlying instruments and the probability factors of success in achieving the objectives for contingently issuable warrants. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company’s future operating results, liabilities or other components of shareholders’ equity. If the stock price volatility were to increase by a factor of 10% this would have increased the value of the warrants (equity component) at March 31, 2014 by approximately $680,000 and the value of the warrant liability by approximately $185,000. If the stock price volatility were to decrease by a factor of 10% this would decrease the value of the warrants (equity component) at March 31, 2014 by approximately $674,000 and the value of the warrant liability by approximately $183,000.

Management used weighted average probability factors of 3% for Board Warrants and 16% for NASDAQ Warrants in determining the fair value of the warrant liability related to the contingently issuable warrants as described in Note 9.

If the weighted average probability factors were to increase by a factor of 10% this would have increased the value of the warrant liability at March 31, 2014 by approximately $284,000. If the weighted average probability factors were to decrease by a factor of 10% this would have decreased the value of the warrant liability at March 31, 2014 by approximately $257,000.

5.	Cash and cash equivalents

	March 31, 2014 $	December 31, 2013 $

Cash at bank	3,289	1,351
Short-term term deposits	40,000	470

	43,289	1,821

The interest rates on the two U.S. denominated short-term bank deposits ($20,000,000 each) outstanding at March 31, 2014 were $0.15% and $0.25% respectively with maturities of 32 days and 62 days.

6.	Revenue

Revenue is composed of:
	2014 $	2013 $
Licensing revenue
3SBio	30	32
Lux	—	15
Aurinia	—	11

	30	58
Research and development revenue
Paladin	25	28

Contract services	12	2

	67	88

Licensing revenue and research and development revenues represent the amortization of deferred revenue from fee payments received by the Company. The deferred revenue is amortized as revenue as the Company incurs the costs related to meeting its obligations under the terms of the applicable agreements.

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three month periods ended March 31, 2014 and 2013

(amounts in tabular columns expressed in thousands of U.S. dollars)

7.	Contingent consideration

The Company has recorded the fair value of contingent consideration payable to ILJIN Life Science Co., Ltd. (“ILJIN”) resulting from the Arrangement Agreement completed on September 20, 2013 between the Company, Aurinia Pharma Corp. and ILJIN.

There were two categories of contingent consideration. The first was a financing milestone of $1,600,000 payable upon the Company completing a financing of up to $10,000,000. The Company closed a $52,000,000 private placement on February 14, 2014 and accordingly this financing milestone was paid to ILJIN by the Company in February of 2014.

The second category of contingent consideration relates to payments of up to $10,000,000 to be paid in five equal tranches according to the achievement of pre-defined clinical and marketing milestones. If all milestones are met, the timing of these payments is expected to occur as follows:

2016	$2,000,000
2017	2,000,000
2019	4,000,000
2020	2,000,000

The fair value of this portion of contingent consideration at March 31, 2014 was estimated to be $3,158,000 (December 31, 2013:$2,690,000) and was determined by applying the income approach. The fair value estimates at March 31, 2014 were based on a discount rate of 10% and an assumed probability-adjusted payment range between 35% and 70%. This is a level 3 recurring fair value measurement. As a result of reducing the discount rate to 10% at March 31, 2014 from 15% at December 31, 2013, with the probabilities for payments being the same, the Company recorded a revaluation expense adjustment on contingent consideration of $533,000 in other expense (income) (note 9).

8.	Share Capital

(a)	Common shares

Authorized

The Company is authorized to issue an unlimited number of common shares without par value.

	Common Shares
Issued	# (in thousands)	$

Balance at January 1, 2013	3,857	204,684

Issued pursuant to June 26, 2013 Private Placement	453	407
Issued to ILJIN pursuant to plan of arrangement	1,694	3,671
Issued on acquisition of Aurinia Pharma Corp.	3,682	7,960
Issued pursuant to September 20, 2013 Private Placement	2,687	4,179
Issued pursuant to exercise of stock options	2	7

Balance at December 31, 2013	12,375	220,908

Balance at January 1, 2014	12,375	220,908
Issued pursuant to February 14, 2014 Private Placement	18,919	38,748
Share issue costs related to Private placement	—	(2,751)
Issued pursuant to exercise of warrants	60	179

Balance at March 31, 2014	31,354	257,084

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three month periods ended March 31, 2014 and 2013

(amounts in tabular columns expressed in thousands of U.S. dollars)

On February 14, 2014, the Company completed a $52,000,000 private placement (the “Offering”). The Company intends to use the net proceeds from the Offering to advance the clinical and nonclinical development of its lead drug candidate, voclosporin, as a therapy for lupus nephritis, and for general corporate purposes.

Under the terms of the Offering, the Company issued 18,919,404 units (the “Units”) at a subscription price per Unit of $2.7485, each Unit consisting of one common share and one-quarter (0.25) of a common share purchase warrant (a “Warrant”), exercisable for a period of five years from the date of issuance at an exercise price of $3.2204. In addition, the Company signed a Registration Rights Agreement with subscribers to register its common shares with the Securities and Exchange Commission (“SEC”).

Share issue costs included a 7.5% cash commission of $3,495,000 paid to the placement agents and filing, legal and escrow fees of $198,000 directly related to the Offering of which $203,000 were allocated to the contingent warrants and expensed in the period.

In addition, in the event that the Company would not be able to reduce the size of its Board of Directors to seven directors within 90 days following closing of the Offering, an additional 0.1 Warrants would be issued for each Unit purchased by a subscriber for every additional 90 day period delay, up to a maximum of 0.35 Warrants per Unit. This represents a maximum of 6,621,791 additional Warrants (“Board Warrants”).

If the Company does not obtain approval to list its common shares on NASDAQ within 12 months following the closing of the Offering, the Company has agreed to issue an additional 0.1 Warrants for each Unit purchased by a subscriber for every 90 day period delay, up to a maximum of 0.35 Warrants per Unit. This represents a maximum of 6,621,791 additional Warrants (“NASDAQ Warrants”). All securities issued in connection with the Offering are subject to a four month hold period from the date of issuance in accordance with applicable securities law, which expires on June 15, 2014.

The Board Warrants and NASDAQ Warrants are contingently issuable and since the number of warrants to be issued is variable, they meet the definition of financial liabilities under IFRS, which are measured at fair value at each reporting period. As such, the warrant liabilities are recurring fair value measures categorized in level 3 of the fair value hierarchy. The value of each warrant was calculated using the Black-Scholes method (with significant assumptions as disclosed above) and results in an individual warrant value of $2.20. The number of warrants expected to be issued, which is dependent on the probability of the expected outcomes and timing of those outcomes, is an unobservable input which was estimated at February 14, 2014. The probabilities were not revised as at March 31, 2014 since management’s expectations regarding the outcomes had not changed since the closing of the Offering, and as a result there is no gain or loss recorded in the three months ended March 31, 2014.

Although the Company is committed to achieving the reduction of its Board to seven directors and obtaining a NASDAQ listing there was a degree of uncertainty of these outcomes as at March 31, 2014 and as a result the Company recorded a warrant liability of $2,834,000 related to the contingently issuable warrants noted above. Management used weighted average probability factors of 3% for Board Warrants and 16% for NASDAQ Warrants in determining the contingent settlement liability.

On May 7, 2014 the Company held its Annual General and Special Shareholder Meeting at which the shareholders approved the composition of the Board at seven directors, therefore extinguishing the Board Warrant liability relating to this condition. As a result the Company will record a gain on extinguishment of warrant liability of $438,000 in other expense (income) in the second quarter ended June 30, 2014.

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three month periods ended March 31, 2014 and 2013

(amounts in tabular columns expressed in thousands of U.S. dollars)

(b)	Warrants

	Warrants
Issued	# (in thousands)	$

Balance at January 1, 2013	387	417
Issued pursuant to June 26, 2013 Private Placement	472	458
Issued on acquisition of Aurinia Pharma Corp.	14	18
Issued pursuant to September 20, 2013 Private Placement	1,445	1,363

Balance at December 31, 2013	2,318	2,256

Balance at January 1, 2014	2,318	2,256
Issued pursuant to February 14, 2014 Private Placement	4,730	10,418
Share issue costs allocated to warrants	—	(739)
Warrants exercised	(60)	(49)

Balance at March 31, 2014	6,988	11,886

The Company uses the Black-Scholes pricing model to estimate the fair value of the warrants. The following weighted average assumptions were used to estimate the fair value of the warrants granted for the three months ended March 31, 2014 and March 31, 2013:

The weighted average assumptions used in the Black-Scholes calculation were:

	2014	2013

Annualized volatility	85%	—
Risk-free interest rate	1.52%	—
Expected life of warrants in years	5 years	—
Dividend rate	0.0%	—
Exercise price	$3.22	—
Market price on date of grant	$3.27	—
Fair value per common share warrant	2.20	—

Expiry date:	Number (in 000’s)	Weighted average exercise price $

Exercisable in CDN$
October 17 and 31, 2014 ($2.50 CDN$)	366	2.24
June 18, 2015 ($50 CDN$)	8	44.88
September 20, 2016 ($2.50 CDN$)	1,418	2.24
June 26, 2018 (2.50 CDN$)	452	2.24
December 31, 2018	14	1.80

Exercisable in US$
February 14, 2019	4,730	3.22

	6,988	2.95

(c)	Stock options and compensation expense

The maximum number of Common Shares issuable under the Stock Option Plan is equal to 10% of the issued and outstanding Common Shares at the time the Common Shares are reserved for issuance. As at March 31, 2014 there were 31,354,000 Common Shares of the Company issued and outstanding, resulting in a maximum 3,135,700 of options available for issuance under the 2012 Stock Option Plan. An aggregate total of 1,468,000 options are presently outstanding, representing 4.7% of the issued and outstanding Common Shares of the Company.

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three month periods ended March 31, 2014 and 2013

(amounts in tabular columns expressed in thousands of U.S. dollars)

The Stock Option Plan requires the exercise price of each option to be determined by the Board of Directors and not to be less than the closing market price of the Company’s stock on the day immediately prior to the date of grant. Any options which expire may be re-granted. The Board approves the vesting criteria and periods at its discretion. The options issued under the plans are accounted for as equity-settled share-based payments.

A summary of the status of the Company’s stock option plans as of March 31, 2014 and 2013 and changes during the periods ended on those dates is presented below:

	March 31, 2014		March 31, 2013
	#	Weighted average exercise price $	#	Weighted average exercise price $

Outstanding – Beginning of period	276	4.52	321	5.50
Granted	1,192	3.19	—	—
Expired and cancelled	—	—	(7)	7.50

Outstanding – End of period	1,468	3.44	314	5.50

Options exercisable – End of period	667	3.58	169	6.00

On February 18, 2014, the Company granted 1,192,200 stock options to certain directors and officers of the Company at a price of $3.19 (CDN$3.50) per common share. Upon grant, 423,266 options vested immediately and 50,000 options will vest upon First Patient First Visit for the Phase 2b lupus trial. The remainder will vest periodically over a period between one and three years. The options are exercisable for a term of ten years. For the three months ended March 31, 2013, the Company did not grant any stock options.

The Company recognized stock-based compensation expense of $1,298,000 (2013 – $105,000) with corresponding credits to contributed surplus. For the three months ended March 31, 2014, stock compensation expense has been allocated to research and development expense in the amount of $nil (2013 – $42,000), corporate administration expense in the amount of $1,045,000 (2013 – $63,000) and restructuring costs in the amount of $253,000 (2013-$Nil).

The Company used the Black-Scholes option pricing model to estimate the fair value of the options granted to employees, officers and directors.

The following weighted average assumptions were used to estimate the fair value of the options granted during the three month periods ended March 31, 2014 and 2013:

	2014	2013

Annualized volatility	85%	—
Risk-free interest rate	1.74	—
Expected life of options in years	7.1	—
Estimated forfeiture rate	11.9%	—
Dividend rate	0.0%	—
Exercise price	3.19	—
Market price on date of grant	3.19	—
Fair value per common share option	2.39	—

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three month periods ended March 31, 2014 and 2013

(amounts in tabular columns expressed in thousands of U.S. dollars)

The Company considers historical volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the expected life of the options was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based upon the contractual term, taking into account expected employee exercise and expected post-vesting employment termination behaviour.

9.	Other expense (income)

Other expense (income), net composed of
	2014 $	2013 $

Finance income
Interest income on short-term bank deposits	(10)	—

Finance costs
Interest on drug supply loan	30	24
Interest on finance lease	—	1

	30	25

Other
Revaluation adjustment on contingent consideration (note 7)	533	—
Share issue costs allocated to warrant liability	203	—
Foreign exchange loss	144	3
Gain on disposal of equipment	(1)	(66)

	879	(63)

	899	(38)

10.	Restructuring costs

	2014 $	2013 $

Restructuring costs composed of

Stock compensation expense	253	—
Severance and other NICAMs related expenses for the period	216	—
Other	100	—

	569	—

The Company recorded as restructuring costs, stock compensation expense of $253,000 related to stock options granted in February 2014 to the former Chief Executive Officer and Chief Scientific Officer pursuant to his termination agreement.

On February 14, 2014 the Company signed a NICAMs Purchase and Sale Agreement with Ciclofilin Pharmaceuticals Corp. (“Ciclofilin”), a company controlled by the former Chief Executive Officer and Chief Scientific Officer, whereby it divested its early stage research and development Non-Immunosuppressive Cyclosporine Analogue Molecules (“NICAMs”) assets, consisting of intellectual property, including patent applications and know-how to Ciclofilin. There was no upfront consideration received by the Company and future consideration will consist of milestones relating to the clinical and marketing success of NICAMs and a royalty. Due to NICAMs early stage of development, the Company has estimated the fair value of the consideration to be $nil at this time.

The Company recorded $216,000 of restructuring costs related to the NICAMs. These restructuring costs consisted of severances of $115,000 paid to the three employees working on the NICAMs and $101,000 of other NICAMs related expenses, including wage and patent costs incurred from January 1, 2014 to the divestiture date.

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three month periods ended March 31, 2014 and 2013

(amounts in tabular columns expressed in thousands of U.S. dollars)

11.	Net loss per common share

Basic and diluted net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. In determining diluted net loss per common share, the weighted average number of common shares outstanding is adjusted for stock options and warrants eligible for exercise where the average market price of common shares for the three months ended March 31, 2014 exceeds the exercise price. Common shares that could potentially dilute basic net loss per common share in the future that could be issued from the exercise of outstanding stock options and warrants were not included in the computation of the diluted loss per common share for the three months ended March 31, 2014 and March 31, 2013 because to do so would be anti-dilutive. In addition, Board Warrants and NASDAQ Warrants, as described in note 8 (a), are not included in diluted loss per common share since the conditions for issuance have not been met.

The numerator and denominator used in the calculation of historical basic and diluted net loss amounts per common share are as follows:

	2014 $	2013 $

Net loss for the period	(5,191)	(786)

	# In thousands	# In thousands
Weighted average common shares outstanding	21,848	3,857

	$	$
Loss per common share (expressed in $ per share)	(0.24)	(0.20)

The outstanding number and type of securities that would potentially dilute basic loss per common share in the future and which were not included in the computation of diluted loss per share, because to do so would have reduced the loss per common share (anti-dilutive) for the years presented, are as follows:

	2014 #	2013 #
	In thousands	In thousands
Stock options	1,468	314
Warrants	6,988	387

	8,456	701

12.	Segment disclosures

The Company’s operations comprise a single reporting segment engaged in the research, development and commercialization of therapeutic drugs. As the operations comprise a single reporting segment, amounts disclosed in the financial statements represent those of the single reporting unit. In addition, all of the Company’s long-lived assets are located in Canada.

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three month periods ended March 31, 2014 and 2013

(amounts in tabular columns expressed in thousands of U.S. dollars)

The following geographic area data reflects revenue based on customer location.

Geographic information

	2014	2013
	$	$
Revenue
Canada	37	40
China	30	33
United States	—	15

	67	88

13.	Supplementary cash flow information

Net change in other operating assets and liabilities:

	2014 $	2013 $

Accounts receivable	1	(4)
Prepaid expenses, deposits and other	24	30
Accounts payable and accrued liabilities	(1,338)	528
Drug supply loan	(1,197)	(—)

	(2,510)	554

14.	Foreign exchange risk

The Company is exposed to financial risk related to the fluctuation of foreign currency exchange rates. Foreign currency risk is the risk that variations in exchange rates between the Company’s functional currency and foreign currencies will affect the Company’s operating and financial results.

As a result of the change in the functional currency to U.S. dollars as of January 31, 2014, the Company has foreign exchange exposure to the CDN dollar.

The following table presents the Company’s exposure to the CDN dollar:

March 31, 2014 $
Cash and cash equivalents	300
Accounts receivable	58
Accounts payable and accrued liabilities	(1,275)

Net exposure	(917)

Reporting date rate
March 31, 2014 $
$CA - $US	0.904

Based on the Company’s foreign currency exposures noted above, varying the foreign exchange rates to reflect a ten percent strengthening of the U.S. dollar would have decreased the net loss by $91,000 assuming that all other variables remained constant. An assumed 10 percent weakening of the U.S. dollar would have had an equal but opposite effect to the amounts shown above, on the basis that all other variables remain constant.